[GRAPHIC OMITTED]                    TB Wood's Corporation
TB Wood's                            440 North Fifth Avenue
                                     Chambersburg, Pennsylvania 17201-1778
                                     717.267.2900, ext.4465 tel 717.264.7732 fax



                                                              September 13, 2005
Ms. Nilima N. Shah
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549-0510

Re.:
TB Woods Corporation
File Number 1-14182
Form 10K for the year ended December 31, 2004


Dear Ms. Shah,

I am pleased to submit a summary of the ongoing discussions between the Staff of the Securities and Exchange Commission and TB Wood's Corporation (the Company). On the basis of our teleconference on September 8, 2005, you indicated that the Staff had discussions with representatives of the Financial Accounting Standards Board with regards to the recent amendments to the Company's post-employment healthcare benefits and was able to conclude that:

     1) the December 2001 amendment that eliminated post-employment healthcare benefits for all of the then active employees of the Company should be treated as a curtailment and negative plan amendment, with the negative plan amendment being amortized over the remaining lives of the non-active employee plan participants;
     2) the Company's accounting for the plan to increase cost sharing for plan participants as a negative plan amendment, effective in January 2004, should not have occurred as this matter was not communicated by the Company to the plan participants and accordingly plan amendment accounting recognition was premature; and
     3) the December 2004 actions taken by the Company to shift all of the future cost of the plan benefits to the remaining plan participants, and the resulting departure of substantially all such participants, effectively constitutes an "in-substance" plan termination.

Accordingly, we have reviewed the accounting effect of this position, with which we and our independent accountants, Grant Thornton LLP, concur and determined the following:

     1)  no accounting period prior to 2004 would be affected by this position;
     2) as a result of Item 2 above, the accounting should have resulted in a reduction of net income for each of the quarters in the year ended December 31, 2004 in the amount of $23,000 per quarter to give effect to a) a reduction in the amortization of the previously recognized January 2004 negative plan amendment and b) the resulting increase in interest cost. This adjustment is less than $0.005 per share in each quarter of 2004;
     3) the $9.3 million pre-tax gain recognized by the Company in the fourth quarter of 2004 would be increased by $151,000, and the full impact on the fourth quarter, after taking into consideration the quarterly adjustment described in Item 2 above, would be an increase in net income of $69,000, or $0.01 per share, thereby increasing earnings per share in the fourth quarter from $1.11 to $1.12;
     4) there would be no impact on net income for the full year ended December 31, 2004

Based on the above information, the Company's senior management evaluated the effect of the above errors, both from a quantitative as well as qualitative perspective, and have concluded that the errors are not material to the consolidated financial statements for the year ended December 31, 2004, or for any interim period included therein. Accordingly, the management of the Company intends to advise the Company's Audit Committee that there is no need to restate the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2004, or restate any interim periods included therein. The Company's independent accountants have agreed with this conclusion.

As a result, and as a follow up to the report on Form 8-K that the Company filed on August 19, 2005 indicating that shareholders should no longer place any reliance upon the aforementioned financial statements in light of the Company expectations that it would be required to restate its consolidated financial statements included in its annual report on Form 10-K for the year ended December 31, 2004, we intend to file a current report on Form 8-K advising our shareholders of management's final conclusion that such financial statements, as originally and currently filed, may be relied upon.

The Company also intends to promptly amend its quarterly report on Form 10-Q for the quarter and six months ended July 2, 2005 and July 1, 2004 to reverse the effect of accounting entries made thereto in connection with preparing such financial statements in contemplation of a restatement of previously reported results related to this matter. No similar action is required with respect to the quarterly report on Form 10-Q for the quarter ended April 1, 2005 that is currently on file as a restatement was not contemplated when this report was originally filed and no revisions of the original filing been filed with the Securities and Exchange Commission. In addition, as you have requested, we will file via EDGAR our most recent correspondence with you dated August 11, 2005.

The Company requests the Staff confirm that our understanding of your position is correct and that you acknowledge that our proposed actions conform to your views on how to best remediate this matter. As you may be aware, we recently extended the tender offer to purchase shares of our common stock through September 20, 2005, and we strongly desire to bring this matter to a close in the most expedient manner possible to complete that process.

We look forward to your response and conclusion of this matter with you in the very near future. Please do not hesitate to contact me at 717-264-7161 ext 4465 or via email at jhorvath@tbwoods.com. Your assistance and cooperation with respect to this matter have been very much appreciated.



                                       Sincerely,


                                      /s/Joseph C. Horvath


                                      Joseph C. Horvath
                                      Vice President and Chief Financial Officer

[GRAPHIC OMITTED]                    TB Wood's Corporation
TB Wood's                            440 North Fifth Avenue
                                     Chambersburg, Pennsylvania 17201-1778
                                     717.267.2900, ext.4465 tel 717.264.7732 fax



                                                              September 20, 2005
Ms. Nilima N. Shah
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549-0510

Re.:
TB Woods Corporation
File Number 1-14182
Form 10K for the year ended December 31, 2004


Dear Ms. Shah,

The SEC has asked TB Wood's Corporation (the Company) to provide additional information pertaining to the Company's materiality assessment in accordance with Staff Accounting Bulletin Number 99 (SAB 99) as referred to in our letter to you dated September 13, 2005. The following is intended to supplement and support the Company's assertion that the impact of recognizing the January 2004 actions as a negative plan amendment, and resulting additional amortization, did not have a material effect on the quarterly reports during the year ended December 31, 2004.

The Company has reviewed the provisions of SAB 99 in reaching its conclusion as the whether the amounts are material to the financial statements presented. Financial information contained herein is expressed in thousands of dollars, except per share amounts. The following table sets forth the historical operations of the Company for the first three quarters of 2004.

----------------------------- ---- -------------- --- --------------- --- --------------
                                       Q-1 2004           Q-2 2004            Q-3 2004
----------------------------- ---- -------------- --- --------------- --- --------------
Revenue                       $           26,084   $          25,451   $        25,279
----------------------------- ---- -------------- --- --------------- --- --------------
Operating income                             724                 648            (1,163)
----------------------------- ---- -------------- --- --------------- --- --------------

Net income                                   134                  95            (1,346)
----------------------------- ---- -------------- --- --------------- --- --------------

EPS                                         0.03                0.02             (.026)
----------------------------- ---- -------------- --- --------------- --- --------------


The misstatement arises from the early implementation of a favorable, less costly plan amendment that was not communicated to plan participants (all retirees). The position taken by the SEC staff was not to recognize the effects of this plan amendment. By not doing so, the accounting impact would have produced a reduction of net income for each of the quarters in the year ended December 31, 2004 in the amount of $23,000 per quarter to give effect to (i) a reduction in the amortization of the previously recognized January 2004 negative plan amendment and (ii) the resulting increase in interest cost, and the restated net income and earnings per share would be as shown below.

----------------------------- ---- -------------- --- --------------- --- --------------
                                       Q-1 2004           Q-2 2004            Q-3 2004
----------------------------- ---- -------------- --- --------------- --- --------------
Net income                                   111                  72            (1,369)
----------------------------- ---- -------------- --- --------------- --- --------------
EPS                                         0.02                0.01             (.026)
----------------------------- ---- -------------- --- --------------- --- --------------



Notably the adjustment does not affect change reported earnings per share, as the effect is less than $0.005 per share in each of the first three quarters of 2004. [Joe, it does impact EPS]. From a sole quantitative perspective, the % percentage impact on net income is significant (more than 5%) in the first and second quarters of 2004, (more than 5%), however the small amounts of net income previously reported in these quarters would lead to virtually any adjustment having a greater than 5% effect--$7 and $5 would be the 5% threshold for each of the first two quarters 1 and 2 of 2004, respectively. Accordingly, management concluded that it was more important to consider the quantitative impact relative to the financial statements taken as a whole, and also take into consideration the appropriate qualitative matters, as further discussed below.

Certainly, the amounts in question have no material impact on the Company's financial position, and by their very nature, did not affect cash flows. Therefore, management first considered how the change might be viewed relative to comparisons to other periods (same quarter prior year and quarter over quarter) as presented below.


----------------------------- ---- ---------------- --- ------------------- --- -------------------
                                        2003                   2004                    2004
                                    (as reported)         (as reported)           (if Restated)
----------------------------- ---- ---------------- --- ------------------- --- -------------------
Qtr 1 Net income                               214                     134             111
----------------------------- ---- ---------------- --- ------------------- --- -------------------

----------------------------- ---- ---------------- --- ------------------- --- -------------------
Qtr 2 Net income                               349                      95              72
----------------------------- ---- ---------------- --- ------------------- --- -------------------

----------------------------- ---- ---------------- --- ------------------- --- -------------------


As can be seen when viewing "as reported" contrasted with an "as restated" view, as set forth below, their clearly is no discernible impact arising from this adjustment that would cause an informed reader to make varied judgments about the Company's operating results under either presentation. Frankly, the operating performance was weak before the adjustment and not noticeably worse afterwards. Since the Company reported negligible net income for the first two quarters of 2004 making a quantitative analysis solely based on % impact on net income therefore seems to be misleading.

The Company also based its assessment on the qualitative aspects the matter. The Company evaluated several of the qualitative factors listed in SAB 99 in its evaluation, including the following.

(1) The misstatement from an absolute dollar perspective effect is not significant.

(2) No earning or other trends are masked, and the plan was effectively terminated on December 31, 2004.

(3) The impact of the misstatement does not change the direction of earnings and has no impact on cash flows.

(4) The misstatement has no impact on the Company's debt compliance or on management's compensation.

Accordingly, the Company stands behind its conclusions that this matter does not materially affect its quarterly results in 2004, and no restatement of previously issued financial statements is necessary.

Please do not hesitate to contact me at 717-264-7161 ext 4465 or via email at jhorvath@tbwoods.com if you need additional information.



                                      Sincerely,


                                      /s/Joseph C. Horvath


                                      Joseph C. Horvath
                                      Vice President and Chief Financial Officer

[GRAPHIC OMITTED]                    TB Wood's Corporation
TB Wood's                            440 North Fifth Avenue
                                     Chambersburg, Pennsylvania 17201-1778
                                     717.267.2900, ext.4465 tel 717.264.7732 fax




                                                                 August 11, 2005
Ms. Nilima N. Shah
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549-0510

Re.:
TB Woods Corporation
File Number 1-14182
Form 10K for the year ended December 31, 2004


Dear Ms. Shah,

I am pleased to submit additional information for your consideration in response to matters set forth in your letter dated July 27, 2005 and as a follow up to recent telephone conversations with you and Ms. Leslie Overton, with respect to the TB Wood's Corporation (the Company) accounting for post-employment healthcare benefits (OPEBs), as set forth in its annual report on Form 10-K for the year ended December 31, 2004. Specifically, you have asked the Company provide you with:

     o a progression of the Accrued Benefit Obligation, including details of end of period prior service costs and unamortized actuarial gains/losses from December 31, 2001 through December 31, 2004 based upon the provisions of Statement of Financial Accounting Standards Number 106 (SFAS 106);

     o an explanation of how the Company, with the concurrence of its auditors, Grant Thornton LLP, proposes to account for each significant "event" dating back to December 2001, when the Company announced to its active employees that the OPEBs benefits were being terminated for any active employee retiring subsequent to December 31, 2001(a curtailment and simultaneous partial plan settlement in accordance with paragraph 96 of SFAS 106), through December 31, 2004, when the Company experienced another partial settlement as a result of a substantial majority of such retirees irrevocable withdrawing from the plan.

     o appropriate citations from SFAS 106 that supports our position.


I would like to direct your attention to a separate spreadsheet that accompanies this letter and progresses the account activity with respect to the plan for the period in question. As you can see, the Company, in what we are now considering as an incorrect application of SFAS 106, only recognized the curtailment aspects of its December 2001 actions in that eliminated future plan participation for all active employees subsequent to December 31, 2001.

According to paragraphs 97 and 503 of SFAS, when a full curtailment occurs, any remaining unrecognized amounts from any previous amendments are recognized immediately. Illustration 10 of Appendix C provides an example of accounting for a partial settlement and full curtailment. Note that all prior service costs are recognized and a pro rata portion of the unrecognized actuarial gains are also recognized. We have applied this accounting in our case. We also have corrected the amortization of the remaining actuarial gains and losses during the intervening period from December 2001 through December 2004.

For 2004 there was another "event" that occurred in the fourth quarter whereby the Plan experienced a withdrawal of approximately 90% of the retiree participants and the related partial settlement at no cost to the Company. In accordance with the same accounting guidance cited above, we have recognized a reduction in the APBO equivalent to the reduction related to the withdrawal from the plan and recognized a pro rata portion of the unrecognized actuarial gains and losses.

As a result of the above, with the approval of our Audit Committee, we expect that we would reflect all of these changes to the Management Discussion and Analysis and our audited consolidated financial statements for each of the three years included in our Annual Report on Form 10K for the year ended December 31, 2004, as well as include additional unaudited quarterly information for the year ended December 2002 and correct the applicable Selected Financial Data for the years ended December 2001 through 2004. In addition, while we do not believe these matters to have had a material effect on the results of operations and cash flows for the first quarter of either 2005 or 2004, we would also amend our most recent Quarterly Reports on Form 10 Q for the first quarter of 2005 and, if unresolved prior to the August 15, 2005 filing deadline, our Quarterly Report on Form 10Q for the second quarter of 2005.

Upon your review and comment about this matter, we will expeditiously move to complete these amended filings. As you are aware, we recently commenced a tender offer for our stock, and have additional cause to move ahead with this in the most expedient manner possible. Your assistance, cooperation and patience with respect to this matter have been and continue to be very much appreciated. We look forward to timely resolution of this matter with you in the very near future. We understand that you and other members of the Securities and Exchange Commission's staff may have additional questions about this matter for the Company, its actuary, or its independent auditor. Please do not hesitate to contact me at 717-264-7161 ext 4465 or via email at jhorvath@tbwoods.com and I will make every effort to address your questions and comments as quickly as possible.



                                      Sincerely,

                                      /s/ Joseph C. Horvath

                                      Joseph C. Horvath
                                      Vice President and Chief Financial Officer



                                       2